EXECUTION VERSION

Exhibit 24(b)(8)(c)(3) – Rule 22C-2 Agreement dated May 30, 2018, between Voya Investments, LLC and Voya Insurance and Annuity Company.

RULE 22C-2 AGREEMENT

This AGREEMENT is made and entered into as of this 30th day of May, 2018, and effective on the Effective Date, as defined below between Voya Investments, LLC (the “Administrator”), and Voya Insurance and Annuity Company (the “Intermediary).

WHEREAS, the Administrator and the Intermediary entered into an amended and Restated Fund Participation, Administrative and Shareholder Service Agreement, dated May 9, 201 8, and effective on the Effective Date (the “Selling Agreement”) pursuant to which certain “Funds” (as defined in the Selling Agreement) are made available to VIAC (for clarity, the term “Funds” does not include any “excepted funds” as defined in Rule 22c-2(b)); and

WHEREAS, the Administrator provides administrative services to the Funds; and

WHEREAS, VIAC has adopted policies and procedures to monitor and deter excessive trading activity within mutual funds, including the Funds, available through the variable annuity, variable life insurance and variable retirement plan products which it offers or has offered (the “Variable Products”); and

WHEREAS, the Intermediary’s policy and procedures to monitor and deter excessive trading activity within the mutual funds available through their Variable Products are included as Exhibit Il to the Selling Agreement and made part of this Agreement (the “Excessive Trading Policy”);

WHEREAS, the Administrator desires for the Intermediary to monitor and deter excessive trading activity in the Funds in accordance with the Excessive Trading Policy; and

WHEREAS, both parties desire to execute this Agreement in compliance with the requirements of Rule 22c-2 of the Investment Company Act of 1940 (“40 Act”), as amended (“Rule 22c-2”).

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Administrator and the Intermediary hereby agree as follows:

A.	Agreement to Monitor and Deter Excessive Trading Activity.

l .           The Intermediary agrees to monitor and deter excessive trading activity in the Funds which are available through their Variable Products in accordance with the Excessive Trading Policy.

2.           The Intermediary agrees to provide the Administrator the taxpayer identification number (“TIN”), if requested, or any other identifying factor that would provide acceptable assurances of the identity of all shareholders that are restricted to regular U.S. mail trading under the Excessive Trading Policy.

EXECUTION VERSION

B.	Agreement to Provide Shareholder Information.

1.           Intermediary agrees to provide the Administrator, upon written request, the following shareholder information with respect to Covered Transactions involving the Funds:

a.
The taxpayer identification number (“TIN”) or any other government issued identifier, if known, that would provide acceptable assurances of the identity of each shareholder that has purchased, redeemed, transferred or exchanged shares of a Fund through an account directly maintained by the Intermediary during the period covered by the request;

b.	The amount and dates of, and the Variable Product(s) associated with, such shareholder purchases, redemptions, transfers and exchanges; and

c.	Any other data mutually agreed upon in writing.

3.           Under this Agreement the tenn “Covered Transactions” are those transactions which the Intermediary considers when determining whether trading activity is excessive as described in the Excessive Trading Policy.

4.           Requests to provide shareholder information shall set forth the specific period for which transaction information is sought. However, unless otherwise agreed to by the Intermediary, any such request will not cover a period of more than 90 consecutive calendar days from the date of the request.

5.           The Intermediary agrees to provide the requested shareholder information promptly upon receipt of the request, but in no event later than 15 business days after receipt of such request, provided that such information resides in its books and records. If shareholder information is not on the Intermediary’s books and records, the Intermediary agrees to use reasonable efforts to obtain and transmit or have transmitted the requested information from the holder of the account.

C.	Agreement to Restrict Trading.

l .           The Intermediary agrees to execute written instructions from the Administrator to restrict or prohibit further Covered Transactions involving Fund shares by a shareholder who has been identified by the Administrator as having engaged in transactions in shares of a Fund (through an account directly maintained by the Intermediary) that violate the policies and procedures established by the Funds for the purposes of eliminating or reducing frequent trading of Fund shares.

2.           The Intermediary agrees to use reasonable efforts to execute or have executed (for those shareholders whose information is not on the Intermediary’s books and records) the written instructions within 10 Business Days after actual receipt. The Intermediary will provide written confirmation to the Administrator as soon as reasonably practicable that such instructions have or have not been executed. If the written instructions have not been executed, then the written confirmation will also provide an explanation.

EXECUTION VERSION
3.           Instructions to restrict or prohibit further Covered Transactions involving Fund shares must include:

a.
The reason for requesting the restriction(s) and/or prohibition(s), supporting details regarding the transaction activity which resulted in the restriction(s) and/or prohibition(s)s and the applicable sections of Fund’s frequent trading policy and procedures that have been violated;

b.	The specific restriction(s) and/or prohibition(s) to be executed, including the length of time such restriction(s) and/or prohibition(s) shall remain in place;

c.	The TIN or any other government issued identifier, if known by the Administrator, that would help the Intermediary determine the identity of affected shareholder(s); and

d.
Whether such restriction(s) and/or prohibition(s) are to be executed in relation to all of the affected shareholder’s Variable Products, only the type of Variable Product(s) through which the affected shareholder engaged in transaction activity which triggered the restriction(s) and/or prohibition(s) or in some other respect. In absence of direction from the Administrator in this regard, restriction(s) and/or prohibition(s) shall be executed as they relate to the Intermediary’s Variable Product(s) through which the affected shareholder engaged in the transaction activity which triggered the restriction(s) and/or prohibition(s).

D.	Limitation on Use of Information.

The Administrator agrees neither to use the information received from the Intermediary for any purpose other than to comply with SEC Rule 22c-2 and other applicable laws, rules and regulations, nor to share the information with anyone other than its employees who legitimately need access to it. Neither the Administrator nor any of its affiliates or subsidiaries may use any information provided pursuant to this Agreement for marketing or solicitation purposes. The Administrator will take such steps as are reasonably necessary to ensure compliance with this obligation.

The Administrator shall indemnify and hold the Intermediary (and any of its respective directors, officers, employees, or agents) harmless from any damages, loss, cost, or liability (including reasonable legal fees and the cost of enforcing this indemnity) arising out of or resulting from any unauthorized use of or disclosure by the Administrator of the information received from the Intermediary pursuant to this Agreement. In addition, because an award of money damages (whether pursuant to the foregoing sentence or otherwise) may be inadequate for any breach of this provision and any such breach may cause the Intermediary irreparable harm, the Administrator also agrees that, in the event of any breach or threatened breach of this provision, the Intermediary will also be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this provision but will be in addition to all other remedies available at law or in equity to the Intermediary.

EXECUTION VERSION

E.	Prior Agreements.

This Agreement supersedes all prior 22c-2 Agreements between the parties. The terms of this Agreement supplement the Selling Agreement, and to the extent the terms of this Agreement conflict with the terms of the Selling Agreement. This Agreement will terminate upon termination of the Selling Agreement.

F.	Notices.

All notices and other communications hereunder shall be given or made in writing and shall be delivered personally, or sent by facsimile, express delivery or registered or certified mail, postage prepaid, return receipt requested, to the party or parties to whom they are directed at the following address, or at such other addresses as may be designated by notice from such party to all other parties.

To the Intermediary:

Voya Insurance and Annuity Company
1475 Dunwoody Dr.
West Chester, PA 19380
Attn: Timothy Brown

If to the Administrator:

Voya Investments, LLC
7337 E. Doubletree Ranch Road
Suite 100
Scottsdale, AZ 85258
Attn: Andy Schlueter

Any notice, demand or other communication given in a manner prescribed in this section F shall be deemed to have been delivered on receipt.

G.	Form and Timing of Response.

The Intermediary agrees to provide promptly the requested information specified in Section B. If requested by Administrator, Intermediary agrees to use its best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specific in Section B is itself a financial intermediary (“indirect intermediary”) and to promptly either (i) provide (or arrange to have provided) the information set forth in Section B for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, the Funds administered by the Administrator. Intermediary shall promptly inform the Administrator whether it plans to provide such information or restrict trading. If the Intermediary intends to restrict trading, such restrictions shall be consistent with the Excessive Trading Policy and the terms of the Variable Products. A response required by this paragraph must be in writing and in a mutually agreed upon format. To the extent practical, the format for any transaction information provided should be consistent with the NSCC Standardized Data Reporting Format.

EXECUTION VERSION

H.	Effective Date

This Agreement shall be effective as of the closing of the transaction pursuant to which VA Capital LLC acquires all of the shares of the capital stock of the Intermediary (the “Effective Date”).

1.            Counterparts

This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same Agreement.

Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received via electronically transmitted form.

Voya Insurance and Annuity Company	Voya Investments, LLC

/s/ Timothy W. Brown	/s/ Andrew Schroeder
Authorized Officer Signature	Authorized Officer Signature

Timothy W. Brown, EVP	Andrew Schroeder, VP
Name and Title of Signing Officer	Name and Title of Signing Officer